UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )*
Sysorex, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
87185L206
(CUSIP Number)
Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
12 Commerce Street
Springfield, NJ 07081
(917) 373-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Jason D. Benson
McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street, Suite 3700
Omaha, NE 68102
(402) 341-3070
April 14, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206

1	Names of Reporting Persons COREWEAVE, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 14,285,090
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,285,090
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned By Each Reporting Person 14,285,090 (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 9.5%*
14	Type Of Reporting Person CO

*
The percentage calculation is based on 150,537,427 shares of common stock, par value $0.00001 per share, of Sysorex, Inc., a Nevada corporation (the “Company”), outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021.

CUSIP No. 87185L206
Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.00001 (the “Common Stock” or “Shares”), of Sysorex, Inc., a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 13880 Dulles Corner Lane, Suite 175, Herndon, Virginia 20171.
Item 2. Identity and Background
This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by CoreWeave, Inc., a Delaware corporation (the “Reporting Person”).
The address of the principal business and the principal office of the Reporting Person is 12 Commerce Street, Springfield, New Jersey 07081.
The Reporting Person is a modern cloud infrastructure company.
The name, residence or business address, present principal occupation or employment (and name, principal business and address of any organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A.
During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The total amount of consideration used to acquire Shares in the Merger (as defined below) was the TTM Shares (as defined below), as described in Item 4 and Schedule A.
Item 4. Purpose of Transaction
On April 8, 2021, the Company, TTM Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company (“MergerSub”), and TTM Digital Assets & Technologies, Inc., a Nevada corporation (“TTM Digital”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the parties agreed that at the Effective Time (defined below) the Company would acquire TTM Digital by way of a reverse triangular merger, subject to certain closing conditions (the “Merger”). On April 14, 2021 (the “Effective Time”), the closing conditions set forth in the Merger Agreement were satisfied and the Merger closed. At the Effective Time, the MergerSub was merged with and into TTM Digital with TTM Digital surviving the Merger as a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, the shareholders of TTM Digital received on average approximately 1,242,183 Shares in exchange for each of their shares of common stock, par value $0.000001 (the “TTM Shares”), of TTM Digital (subject to fluctuations due to rounding).
Immediately prior to the Effective Time, the Reporting Person owned 11.5 TTM Shares.  At the Effective Time, the Reporting Person received 14,285,090 Shares in exchange for its TTM Shares.
The foregoing description of the terms of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated by reference herein.
On April 14, 2021, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with and for the benefit of certain parties, including the Reporting Person and certain other parties that received shares of Common Stock in connection with the Merger. Under the Registration Rights Agreement, the Company is required, subject to certain limitations, to register the Common Stock held by such shareholders with the Securities and Exchange Commission under the Securities Act during the period that begins on the 90th day following the Effective Time. If the Company fails to register the Common Stock within this timeframe, or otherwise meet its obligations under the Registration Rights Agreement, then, subject to certain limitations, the Company may be required to pay to each such shareholder an amount in cash equal to the product of 1.5% multiplied by the value of the Common Stock (as set forth in the Registration Rights Agreement), which amount is payable each month the failure continues. If the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, then the shareholders shall have the right, subject to certain limitations, to require the Company to include in such registration statement all or any part of the Common Stock that such shareholder requests to be registered (“Piggyback Registration”).
The foregoing description of the terms of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein
Except as set forth in this Schedule 13D, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the persons listed on Schedule A has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  The Reporting Person and the persons listed on Schedule A may evaluate on a continuing basis their investment in the Company and may from time to time acquire or dispose of Common Stock or other securities of the Company.  Any acquisitions or dispositions will be independent decisions of the Reporting Person and the persons listed on Schedule A and will depend upon, among other things, (i) the price and availability of the Company’s securities, (ii) subsequent developments concerning the Company’s business and prospects and the industry in which the Company operates, (iii) subsequent developments concerning the business, prospects and industry of the Reporting Person or the persons listed on Schedule A, as applicable, (iv) other investment and business opportunities available to the Reporting Person or the persons listed on Schedule A, as applicable, (v) general market and economic conditions, (vi) tax considerations and (vii) such other factors as the Reporting Person or the persons listed on Schedule A, as applicable, may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.
Item 5. Interest in Securities of the Company
(a), (b). As a result of the Merger, the Reporting Person is the beneficial owner of an aggregate of 14,285,090 Shares (with the sole power to vote and dispose of such Shares). The Shares beneficially owned by the Reporting Person constitutes approximately 9.5% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021. The information required by this Item for any person listed on Schedule A is set forth on Schedule A.
(c). Except pursuant to the Merger (as described in Item 4 and Schedule A), no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Person or any person listed on Schedule A.
(d). To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
(e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
Except for the Merger Agreement (as described in Item 4) and Registration Rights Agreement (as described in Item 4), to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits

2.1
Agreement and Plan of Merger, dated as of April 8, 2021, by and among Sysorex, Inc., TTM Acquisition Corp., and TTM Digital Assets & Technologies, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on April 14, 2021).

10.1
Registration Rights Agreement, dated as of April 14, 2021, by and among Sysorex, Inc. and certain other parties (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K of the Company filed on April 14, 2021).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2021	COREWEAVE, INC.

	By:	/s/ Michael Intrator
	Name:	Michael Intrator
	Title:	Chief Executive Officer

Schedule A
The name, residence or business address, title, present principal occupation or employment (and name, principal business and address of any organization in which such employment is conducted) of each of the directors and executive officers of CoreWeave, Inc. are set forth below. If no residence or business address is given, the director’s or executive officer’s business address is 12 Commerce Street, Springfield, New Jersey 07081.
Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
The information required by Item 5 with respect to the persons listed below is set forth below.

Name	Position with CoreWeave, Inc.	Principal Occupation and Employer
Michael Intrator(1)	Chief Executive Officer and Director	Chief Executive Officer and Director of CoreWeave, Inc.
Evan Meagher(2)	Chief Financial Officer	Chief Financial Officer of CoreWeave, Inc.
Brian Venturo(3)	Chief Technology Officer and Director	Chief Technology Officer and Director of CoreWeave, Inc.
Brannin McBee(4)	Chief Strategy Officer and Secretary	Chief Strategy Officer and Secretary of CoreWeave, Inc.
Jack Cogen(5)	Director	Retired, 60 East End Ave., Apt. 24A, New York, NY 10028
Gregory Hersch(6)	Director	Founder and Chief Executive Officer of Florence Capital Advisors, LLC, a registered investment adviser, 575 Lexington Avenue, Suite 12-111, New York, NY 10022
Stephen Jamison(7)	Director	Commodity trader with JC Trading LLC, a commodity trading company, PO Box 1159, Ridgefield, CT 06877

(1)
Immediately prior to the Effective Time, Mr. Intrator beneficially owned 3.9434797 TTM Shares.  At the Effective Time, Mr. Intrator received 4,898,522 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Intrator is the beneficial owner of an aggregate of 4,898,522 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Intrator constitutes approximately 3.3% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021. Mr. Intrator’s beneficial ownership is individually and through The Michael Intrator GRAT IV.

(2)
Immediately prior to the Effective Time, Mr. Meagher beneficially owned 0.1698173 TTM Shares.  At the Effective Time, Mr. Meagher received 210,945 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Meagher is the beneficial owner of an aggregate of 210,945 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Meagher constitutes approximately 0.1% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021.

(3)
Immediately prior to the Effective Time, Mr. Venturo beneficially owned 2.6001411 TTM Shares.  At the Effective Time, Mr. Venturo received 3,229,850 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Venturo is the beneficial owner of an aggregate of 3,229,850 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Venturo constitutes approximately 2.1% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021.

(4)
Immediately prior to the Effective Time, Mr. McBee beneficially owned 1.9244614 TTM Shares.  At the Effective Time, Mr. McBee received 2,390,532 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. McBee is the beneficial owner of an aggregate of 2,390,532 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. McBee constitutes approximately 1.6% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021.

(5)
Immediately prior to the Effective Time, Mr. Cogen beneficially owned 1.9470418 TTM Shares.  At the Effective Time, Mr. Cogen received 2,418,582 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Cogen is the beneficial owner of an aggregate of 2,418,582 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Cogen constitutes approximately 1.6% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021. Mr. Cogen’s beneficial ownership is individually and through The Jack D. Cogen 2020 Qualified Annuity Trust and QZJXK LLC.

(6)
Immediately prior to the Effective Time, Mr. Hersch beneficially owned 0.0697055 TTM Shares.  At the Effective Time, Mr. Hersch received 86,587 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Hersch is the beneficial owner of an aggregate of 86,587 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Hersch constitutes approximately 0.1% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021.

(7)
Immediately prior to the Effective Time, Mr. Jamison beneficially owned 1.2531272 TTM Shares.  At the Effective Time, Mr. Jamison received 1,556,613 Shares in exchange for his TTM Shares.  As a result of the Merger, Mr. Jamison is the beneficial owner of an aggregate of 1,556,613 Shares (with the sole power to vote and dispose of such shares).  The Shares beneficially owned by Mr. Jamison constitutes approximately 1.0% of the Shares issued and outstanding as of the close of business on April 14, 2021, as reported in the Current Report on Form 8-K of the Company filed on April 14, 2021. Mr. Jamison’s beneficial ownership is through KOPACC, LLC.